March 24, 2018

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Loncor Resources Inc.

We have reviewed the information contained in the Notice of Change of Auditors of Loncor Resources Inc. dated March 20, 2018 (the “Notice”), which is to be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

UHY McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants